SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WILHELMINA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

968235101

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235101

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,957,607
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,957,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,957,607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 117,813,925 shares of the Issuer’s Common Stock issued and outstanding as of November 12, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of March 22, 2013, as amended by Amendment No. 1 to Schedule 13D dated as of April 26, 2013 and Amendment No. 2 to Schedule 13D dated as of October 1, 2013 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 4,957,607 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q for quarterly period ended September 30, 2013, 117,813,925 shares of Common Stock were outstanding as of November 12, 2013. Therefore, the 4,957,607 of Common Stock reported on this Schedule 13D represent approximately 4.2% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the past 60 days, the Reporting Person effected the following purchases and sales of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Purchase /Sale	Shares	Date	Price
Purchase	17,000	11/21/2013	$0.174
Purchase	15,350	11/27/2013	0.19
Purchase	5,000	11/29/2013	0.20
Purchase	17,000	12/6/2013	0.2059
Purchase	6,000	12/11/2013	0.18
Sale	5,000	12/26/2013	0.33
Sale	1,000,000	1/9/2014	0.30
Sale	100,000	1/10/2014	0.30
Sale	100,000	1/13/2014	0.30
Sale	200,000	1/14/2014	0.30
Sale	2,000,000	1/15/2014	0.30
Sale	4,600	1/17/2014	0.30

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of a class of securities of the Company on January 15, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 2014

By:	/s/ Barry L. Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez